FORM 11-K
                                 =========

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


(Mark One)

      [X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [FEE REQUIRED]

              For the fiscal year ended December 31, 1997

                                   OR

      [ ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from ____________ to ___________

                        Commission file number 33-1803


A.	Full title of the plan and the address of the plan, if
        different from that of the issuer named below:

	Peoples Bancorp Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan
        and the address of its principal executive office:


                          Peoples Bancorp Inc.
                           138 Putnam Street
                             P.O. Box 738
                        Marietta, OH  45750-0738




                        REQUIRED INFORMATION
                        ====================

	The following financial statements and schedules for the Peoples Bancorp Inc. Retirement Savings Plan is being filed herewith:



                 Description                            Page No.
----------------------------------------------------    --------

Report of Independent Auditors                              5

Audited Financial Statements:

Statements of Net Assets Available for Benefits With        6
   Fund Information at December 31, 1997

Statements of Net Assets Available for Benefits With        7
   Fund Information at December 31, 1996

Statement of Changes in Net Assets Available for            8
   Benefits With Fund Information Fund Information for th Year Ended December 31, 1997

Statement of Changes in Net Assets Available for            9
   Benefits With Fund Information for the Year Ended
   December 31, 1996

Notes to Financial Statements                             10-15

SUPPLEMENTAL INFORMATION
------------------------
Form 5500 - Schedule G                                    16-19

Exhibit Index                                               20

Consent of Independent Auditors                             21




          The following exhibit is being filed herewith:

Exhibit No.      Description                              Page No.
-----------      --------------------------------------   --------

    1            Consent of:
                 Harman, Thompson, Mallory, & Ice, A.C.     21
                 Independent Auditors



                           SIGNATURES
                           ==========


    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                PEOPLES BANCORP INC.
                                RETIREMENT SAVINGS PLAN


Date: July 9, 1998    By:   /s/ ROBERT E. EVANS
                                Robert E. Evans
                                President and ChiefExecutive Officer




                         PEOPLES BANCORP INC.
                       RETIREMENT SAVINGS PLAN

                          DECEMBER 31, 1997

                          TABLE OF CONTENTS
                          =================

                                                  STATEMENT    PAGE NO.

Independent Auditors' Report                                      5

Statement of Net Assets Available for Benefits
  With Fund Information at December 31, 1997           I          6

Statement of Net Assets Available for Benefits
  With Fund Information at December 31, 1996          II          7

Statement of Changes in Net Assets Available for
  Benefits With Fund Information for the Year
  Ended December 31, 1997                            III          8

Statement of Changes in Net Assets Available for
  Benefits With Fund Information for the Year
  Ended December 31, 1996                             IV          9

Notes to Financial Statements                                   10-15


SUPPLEMENTAL INFORMATION
========================
Form 5500 - Schedule G                                          16-19

Exhibit Index                                                     20

Consent of Independent Auditors                                   21




                     INDEPENDENT AUDITORS' REPORT
                     ============================


To the Plan Administrative Committee
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


          We have audited the accompanying statements of net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits with fund information for the years then ended in conformity with generally accepted accounting principles.

          Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G - Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                            /s/ HARMAN, THOMPSON, MALLORY & ICE, A.C.
                                Harman, Thompson, Mallory & Ice, A.C.
                                Independent Auditors


Parkersburg, West Virginia
March 30, 1998



PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
====================================================================

DECEMBER 31, 1997

STATEMENT I

                                                                         ====================
                                                                          DECEMBER 31, 1997

                                                                         PARTICIPANT DIRECTED
                                                                         ====================
                                                   PEOPLES       PEOPLES      PEOPLES
                                        PEOPLES  CERTIFICATES  BANCORP INC.   SPECIAL              VANGUARD
                                        EQUITY    OF DEPOSIT   COMMON STOCK    STOCK     ACORN      500
                                         FUND        FUND         FUND         FUND       FUND      FUND       OTHER       TOTAL

ASSETS
  Money Market Funds
    Fidelity U. S. Treasury Income
     Portfolio Fund                  $    6,200   $  3,300    $   10,900    $  5,900   $ 32,400   $  8,000   $  1,600   $   68,300
  Investments, at Fair Value
    Peoples Certificates of Deposit                396,604                                                                 396,604
    Shares of Common/Collective Trusts:
      Peoples Stock Fund EB           1,288,466                                                                          1,288,466
      Peoples Special Stock Fund EB                                          416,480                                       416,480
    Shares of Registered Investment Companies:
      Acorn Fund                                                                        334,943                            334,943
      Vanguard 500 Fund                                                                            459,462                 459,462
    Peoples Bancorp Inc. Common Stock                          5,420,027                                                 5,420,027
    Participant Loans Receivable                                                                              143,618      143,618
                                     ----------   --------    ----------    --------   --------   --------   --------   ----------
        TOTAL INVESTMENTS            $1,294,666   $399,904    $5,430,927    $422,380   $367,343   $467,462   $145,218   $8,527,900
                                     ----------   --------    ----------    --------   --------   --------   --------   ----------

  Cash, Non-Interest Bearing         $       48   $    487    $       92    $     95   $     23   $     83   $     46   $      874
                                     ----------   --------    ----------    --------   --------   --------   --------   ----------
  Receivables:
    Employer's Contribution          $      414   $    186    $    1,811    $    288   $    380   $    399   $      0   $    3,478
    Participants' Contribution            1,924        692         7,525       1,564      1,887      1,904          0       15,496
    Interest and Dividends                4,988      3,082        24,667       3,065         46         13        533       36,394
    Interfund Transfers Pending             305         72         1,154         116        222        189     (2,058)           0
                                     ----------   --------    ----------    --------   --------   --------   --------   ----------
        TOTAL RECEIVABLES            $    7,631   $  4,032    $   35,157    $  5,033   $  2,535   $  2,505   $ (1,525)  $   55,368
                                     ----------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL ASSETS                         $1,302,345   $404,423    $5,466,176    $427,508   $369,901   $470,050   $143,739   $8,584,142
                                     ----------   --------    ----------    --------   --------   --------   --------   ----------

LIABILITIES
  Excess Contribution Payable        $    1,666   $    144    $   10,502    $    271   $    176   $    143   $  1,304   $   14,206
                                     ----------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL LIABILITIES                    $    1,666   $    144    $   10,502    $    271   $    176   $    143   $  1,304   $   14,206
                                     ----------   --------    ----------    --------   --------   --------   --------   ----------

NET ASSETS AVAILABLE FOR BENEFITS    $1,300,679   $404,279    $5,455,674    $427,237   $369,725   $469,907   $142,435   $8,569,936
                                     ==========   ========    ==========    ========   ========   ========   ========   ==========


The accompanying notes are an integral part of these financial statements.





PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
====================================================================

DECEMBER 31, 1996

STATEMENT II

                                                                         ====================
                                                                          DECEMBER 31, 1996

                                                                         PARTICIPANT DIRECTED
                                                                         ====================
                                                   PEOPLES       PEOPLES      PEOPLES
                                        PEOPLES  CERTIFICATES  BANCORP INC.   SPECIAL              VANGUARD
                                        EQUITY    OF DEPOSIT   COMMON STOCK    STOCK     ACORN      500
                                         FUND        FUND         FUND         FUND       FUND      FUND       OTHER       TOTAL
ASSETS
  Money Market Funds
    Fidelity U. S. Treasury Income
     Portfolio Fund                    $  7,000   $  5,700    $   10,300    $  4,900   $ 24,700   $  6,400   $  9,800   $   68,800
  Investments, at Fair Value
    Peoples Certificates of Deposit                346,804                                                                 346,804
    Shares of Common/Collective Trusts:
      Peoples Stock Fund EB             907,985                                                                            907,985
      Peoples Special Stock Fund EB                                          329,366                                       329,366
    Shares of Registered Investment Companies:
      Acorn Fund                                                                        247,838                            247,838
      Vanguard 500 Fund                                                                            292,442                 292,442
    Peoples Bancorp Inc. Common Stock                          3,214,689                                                 3,214,689
    Participant Loans Receivable                                                                              145,955      145,955
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
        TOTAL INVESTMENTS              $914,985   $352,504    $3,224,989    $334,266   $272,538   $298,842   $155,755   $5,553,879
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

  Cash, Non-Interest Bearing           $     95   $    398    $       60    $     30   $     42   $      1   $      4   $      630
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
  Receivables:
    Employer's Contribution            $    544   $    233    $    1,652    $    337   $    376   $    363   $          $    3,505
    Participants' Contribution            2,111        779         5,815       1,313      1,676      1,759                  13,453
    Interest and Dividends                4,292      2,345        20,619       4,259         72         19        483       32,089
    Interfund Transfers Pending             733        214         2,721         303        758      5,272    (10,001)           0
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
        TOTAL RECEIVABLES              $  7,680   $  3,571    $   30,807    $  6,212   $  2,882   $  7,413   $ (9,518)  $   49,047
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL ASSETS                           $922,760   $356,473    $3,255,856    $340,508   $275,462   $306,256   $146,241   $5,603,556
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

LIABILITIES
  Excess Contribution Payable          $          $           $             $          $          $          $  1,304   $    1,304
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL LIABILITIES                      $      0   $      0    $        0    $      0   $      0   $      0   $  1,304   $    1,304
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

NET ASSETS AVAILABLE FOR BENEFITS      $922,760   $356,473    $3,255,856    $340,508   $275,462   $306,256   $144,937   $5,602,252
                                       ========   ========    ==========    ========   ========   ========   ========   ==========


The accompanying notes are an integral part of these financial statements.




PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
===============================================================================

DECEMBER 31, 1997

STATEMENT III

                                                                         ====================
                                                                          DECEMBER 31, 1997

                                                                         PARTICIPANT DIRECTED
                                                                         ====================
                                                   PEOPLES       PEOPLES      PEOPLES
                                        PEOPLES  CERTIFICATES  BANCORP INC.   SPECIAL             VANGUARD
                                        EQUITY    OF DEPOSIT   COMMON STOCK    STOCK     ACORN      500
                                         FUND        FUND         FUND         FUND       FUND      FUND       OTHER       TOTAL

ADDITIONS
Additions to Net Assets Attributed To:
  Investment Income:
    Net Appreciation (Depreciation)
      in Fair Value of Investments     $317,016   $           $1,886,677    $ 46,760   $ 37,584   $ 97,549   $          $2,385,586
    Interest                                457     21,608           873         251        196        122     14,990       38,497
    Dividends                            21,250                   90,593       7,175     34,544      9,433                 162,995
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      TOTAL INVESTMENT INCOME          $338,723   $ 21,608    $1,978,143    $ 54,186   $ 72,324   $107,104  $  14,990   $2,587,078
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

Contributions:
  Participants'                        $ 52,454   $ 18,513    $  177,869    $ 40,322   $ 56,163   $ 55,801   $          $  401,122
  Employer's                             11,144      4,988        43,778       7,591     10,498     10,364                  88,363
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      TOTAL CONTRIBUTIONS              $ 63,598   $ 23,501    $  221,647    $ 47,913   $ 66,661   $ 66,165   $      0   $  489,485
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL ADDITIONS                        $402,321   $ 45,109    $2,199,790    $102,099   $138,895   $173,269   $ 14,990   $3,076,563
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

DEDUCTIONS
Deductions from Net Assets Attributed To:
  Benefits Paid to Participants        $ 12,364   $  1,944    $   44,713    $  6,894   $ 20,559   $ 22,405   $          $  108,879
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL DEDUCTIONS                       $ 12,364   $  1,944    $   44,713    $  6,894   $ 20,559   $ 22,405   $      0   $  108,879
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

Net Increase Prior to Interfund
  Transfers                            $389,957   $ 43,165    $2,155,077    $ 95,205   $118,426   $150,864   $ 14,990   $2,967,684
Interfund Transfers                     (12,038)     4,641        44,741      (8,476)   (24,163)    12,787    (17,492)           0
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      NET INCREASE (DECREASE)          $377,919   $ 47,806    $2,199,818    $ 86,729   $ 94,263   $163,651   $ (2,502)  $2,967,684

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                     922,760    356,473     3,255,856     340,508    275,462    306,256    144,937    5,602,252
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
END OF YEAR                          $1,300,679   $404,279    $5,455,674    $427,237   $369,725   $469,907   $142,435   $8,569,936
                                      =========   ========    ==========    ========   ========   ========   ========   ==========


The accompanying notes are an integral part of these financial statements.




PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
===============================================================================

DECEMBER 31, 1996

STATEMENT IV


                                                                         ====================
                                                                          DECEMBER 31, 1996

                                                                         PARTICIPANT DIRECTED
                                                                         ====================
                                                    PEOPLES      PEOPLES      PEOPLES
                                        PEOPLES  CERTIFICATES  BANCORP INC.   SPECIAL             VANGUARD
                                        EQUITY    OF DEPOSIT   COMMON STOCK    STOCK     ACORN      500
                                         FUND        FUND         FUND         FUND       FUND      FUND       OTHER       TOTAL

ADDITIONS
Additions to Net Assets Attributed To:
  Investment Income:
    Net Appreciation (Depreciation)
      in Fair Value of Investments     $148,766   $           $  606,012    $ 44,369   $   (987)  $ 28,529   $          $  826,689
    Interest                                833     20,598           926         251        420        492     13,761       37,281
    Dividends                            17,542                   78,689       5,912     23,545      5,265                 130,953
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      TOTAL INVESTMENT INCOME          $167,141   $ 20,598    $  685,627    $ 50,532   $ 22,978   $ 34,286   $ 13,761   $  994,923
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

Contributions:
  Participants'                        $ 67,873   $ 32,742    $  175,230    $ 37,977   $102,268   $ 88,567   $          $  504,657
  Employer's                             12,693      5,426        38,210       6,572      7,898      7,875                  78,674
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      TOTAL CONTRIBUTIONS              $ 80,566   $ 38,168    $  213,440    $ 44,549   $110,166   $ 96,442   $      0   $  583,331
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL ADDITIONS                        $247,707   $ 58,766    $  899,067    $ 95,081   $133,144   $130,728   $ 13,761   $1,578,254
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

DEDUCTIONS
Deductions from Net Assets Attributed To:
  Benefits Paid to Participants        $ 21,071   $ 21,103    $   94,893    $  3,466   $  1,744   $  7,960   $  3,808   $  154,045
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
TOTAL DEDUCTIONS                       $ 21,071   $ 21,103    $   94,893    $  3,466   $  1,744   $  7,960   $  3,808   $  154,045
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
Net Increase Prior to Interfund
  Transfers                            $226,636   $ 37,663    $  804,174    $ 91,615   $131,400   $122,768   $  9,953   $1,424,209
Interfund Transfers                      20,293    (34,344)     (288,242)     28,371    101,138    130,782     42,002            0
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      NET INCREASE (DECREASE)          $246,929   $  3,319    $  515,932    $119,986   $232,538   $253,550   $ 51,955   $1,424,209

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                     675,831    353,154     2,739,924     220,522     42,924     52,706     92,982    4,178,043
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
END OF YEAR                            $922,760   $356,473    $3,255,856    $340,508   $275,462   $306,256   $144,937   $5,602,252
                                       ========   ========    ==========    ========   ========   ========   ========   ==========


The accompanying notes are an integral part of these financial statements.



                         PEOPLES BANCORP INC.
                        RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS
                    =============================


NOTE 1:   DESCRIPTION OF PLAN
=============================

          The following brief description of Peoples Bancorp Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
          The Plan is a defined contribution plan covering substantially all employees of Peoples Bancorp Inc. and its Subsidiaries (The Peoples Banking and Trust Company, The First National Bank of Southeastern Ohio, and The Russell Federal Savings
Bank). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of ERISA. The Trustee of the Plan is The Peoples Banking and Trust Company.

Eligibility
-----------
          Employees are eligible to participate in the Plan if they work 1,000 hours or more during the year, beginning the first calendar quarter after employment full time or upon reaching 1,000 hours part time. Employees may join the Plan on any calendar quarter January 1, April 1, July 1, or October 1.

Contributions
-------------
          Participants may elect to contribute up to 15% of pretax annual compensation and an additional 10% of after tax annual compensation. Participants may also directly rollover amounts representing distributions from other qualified plans. In addition, Peoples Bancorp Inc. or its Subsidiaries will make a matching contribution on the employee's behalf. The amount of this matching contribution will be determined each year by the Employer's Board of Directors. For 1997 and 1996, the Employer's matching was 50% of the employee's contribution, up to a maximum of 3% of the employee's annual compensation.

Participant Accounts
--------------------
          Each participant's account is credited with the participant's contribution and allocations of the Employer's matching contribution and Plan earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------
          Participants are immediately fully vested in their voluntary contributions, the Employer's matching contributions, and actual earnings thereon.

Investment Options
------------------
          Upon enrollment in the Plan, a participant may direct contributions into any of six investment options.

       - The Peoples Equity Fund is a common stock fund which consists of a diversified portfolio of high-quality common stocks.

       - The Peoples Certificate of Deposit Fund is a fixed income fund which consists of investments in deposit instruments of The Peoples Banking and Trust Company.

       -  The   Peoples  Bancorp  Inc. Stock  Fund  consists
          of common shares of Peoples Bancorp Inc. If the participant invests in common shares of the Employer, the participant is entitled to vote proxies representing Employer common shares equal to the number of whole common shares in the participant's account and, when entitled to a distribution, may elect to receive common shares instead of cash.

       - The Peoples Special Stock Fund is a common stock fund which consists of a diversified portfolio of small company common stocks and common stock mutual funds.

       - The Acorn Fund is a common stock fund managed by Wanger Asset Management, L.P. which consists of a diversified portfolio of common stocks of small and medium sized companies in the United States and overseas.

        - The Vanguard S&P 500 Index Fund is a common stock fund managed by the Vanguard Group of Investment Companies which consists of a diversified portfolio of common stocks of large companies in the United States.

Participants may change their investment options quarterly.

Participant Loans Receivable
----------------------------
          Participants may apply for a loan from their account under the Plan. Certain legal restrictions impose limits on the amount of the loan and repayment terms. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. The specific limit for any participant is 50% of their account balance. If a participant has an existing loan at the time of application, the $50,000 limit is reduced by the highest outstanding balance of the participant's loan over the previous twelve-month period or the total of all outstanding loans the day the new loan is granted. Generally, the participant's loan must be repaid within five years, unless the proceeds are used to purchase a principal residence.

Payment of Benefits
-------------------
          The participant's benefit will equal the sum of the salary deferral, the voluntary nondeductible contribution, the rollover contribution, and the Employer's matching contribution plus net income and net losses resulting from the investment of these amounts as valued on the valuation date as defined. Payment of such amounts upon termination of employment may be deferred until the participant reaches normal retirement, becomes eligible for early retirement benefits, terminates employment prior to retirement, becomes disabled, or dies. If the benefit is $3,500 or less, the benefit will be paid in a lump-sum payment. If the benefit exceeds $3,500, the participant may elect to have benefits paid in a lump-sum payment or in equal installments over a fixed period of time not to exceed ten years.

          If a participant dies without a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to a designated beneficiary. If a participant dies with a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to the surviving spouse.


NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
====================================================

Basis of Accounting
-------------------
          The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates
---------
          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------
          Shares of the common/collective trusts, Peoples Stock Fund EB and Peoples Special Stock Fund EB, are valued at the Plan's proportionate share of net shares of the fund as of the most recent valuation date.

          Shares of the registered investment companies, Acorn Fund and Vanguard 500 Fund, are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

          Investment in Peoples Bancorp Inc. common stock is carried at quoted market prices.

Investment Valuation and Income Recognition  (Continued)
--------------------------------------------------------
          The investment in The Peoples Banking and Trust Company certificates of deposit and the participant loans are recorded at cost which approximates fair market value.

          Dividends   and  interest  received  from  investments   are
recorded as earned on an accrual basis.

          The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
-------------------
          Benefits are recorded when paid.


NOTE 3:   INVESTMENTS
=====================

          The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk.

                                              DECEMBER 31,
                                     1997                   1996
                            ----------------------------------------------
                                UNITS    FAIR VALUE     UNITS   FAIR VALUE
INVESTMENTS AT FAIR VALUE AS
DETERMINED BY QUOTED MARKET PRICE
  Fidelity U.S. Treasury
   Income Portfolio Fund         68,300  $   68,300      68,800  $  68,800
* Acorn Fund                 19,714.141     334,943  16,478.620    247,838
* Vanguard 500 Fund           5,101.162     459,462   4,228.481    292,442
* Peoples Bancorp Inc.
   Common Stock                 129,821   5,420,027     121,309  3,214,689
                                         ----------             ----------
                                         $6,282,732             $3,823,769

INVESTMENTS AT ESTIMATED
 FAIR VALUE
* Peoples Certificates of
   Deposit                      396,604    $396,604     346,804   $346,804
* Peoples Stock Fund EB          13,779   1,288,466      12,922    907,985
* Peoples Special Stock
   Fund EB                        9,904     416,480       8,845    329,366
Participants Loans Receivable   143,618     143,618     145,955    145,955
                                         ----------             ----------
                                         $2,245,168             $1,730,110
                                         ----------             ----------
TOTAL  INVESTMENTS                       $8,527,900             $5,553,879
                                         ==========             ==========


         The Plan was issued 11,101 shares of Peoples Bancorp Inc. common stock on July 1, 1996 for a 10% stock dividend.

         During 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $2,385,586 as follows:


                                                            1997
                                                        APPRECIATION
                                                       (DEPRECIATION)
CHANGES IN INVESTMENTS REPORTED AT FAIR
VALUE AS DETERMINED BY QUOTED PRICE
   Acorn Fund                                             $   37,584
   Vanguard 500 Fund                                          97,548
   Peoples Bancorp Inc. Common Stock                       1,886,677
                                                          ----------
                                                          $2,021,809
                                                          ----------
CHANGES IN INVESTMENTS REPORTED
AT ESTIMATED FAIR VALUE
   Peoples Stock Fund EB                                  $  317,017
   Peoples Special Fund EB                                    46,760
                                                           ---------
                                                           $ 363,777
                                                           ---------
NET CHANGE IN FAIR VALUE                                  $2,385,586
                                                          ==========

NOTE 4:  RELATED PARTY TRANSACTIONS
===================================

         Certain Plan investments such as certificates of deposit and shares in the common/collective trusts are managed by The Peoples Banking and Trust Company, a subsidiary of Peoples Bancorp Inc. The Peoples Banking and Trust Company is also the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


NOTE 5:  PAYMENT OF EXPENSES
============================

         The   Corporation  elected  to  pay  all  the  administrative
expenses and investment costs of the Plan. Should the Corporation elect not to pay all or part of such expenses, the Trustee then pays these expenses from the Plan.


NOTE 6:  PLAN TERMINATION
=========================

         Although it has not expressed any intent to do so, Peoples Bancorp Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 7:  TAX STATUS
===================

         The Internal Revenue Service has determined and informed the Corporation by letter dated July 25, 1996, stating that the Plan constitutes a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under the provisions of Section 501(a). The Plan has not been amended since receiving the determination letter. The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


SUPPLEMENTAL INFORMATION
Form 5500 - Schedule G

Department of the Treasury -- Internal Revenue Service
Department of Labor -- Pension and Welfare Benefits Administration

OMB No. 1210-0016
1997

Name of plan sponsor as shown on line 1a of Form 5500
        PEOPLES BANCORP INC.

Employer identification number
        31-0987416

Name of plan
        PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN

Three-digit plan number
        002

PART I
======
Schedule of Assets Held for Investment Purposes-See Form 5500, Item 27a.

                               Description of
  Identity of               investment including
issue, borrower,           maturity date, rate of
  lessor, or               interest, collateral,                   Current
 similar party             par or maturity value         Cost       Value
-----------------------  ---------------------------  ----------  ----------
FIDELITY U.S. TREASURY   MONEY MARKET FUND
  INCOME PORTFOLIO FUND    68,300 SHARES              $   68,300  $   68,300

THE PEOPLES BANKING AND  CERTIFICATES OF DEPOSIT
  TRUST COMPANY            5.00% DUE 02/28/98             53,000      53,000
                           6.03% DUE 04/11/98             36,000      36,000
                           5.60% DUE 06/14/98             14,804      14,804
                           4.95% DUE 08/20/98             32,000      32,000
                           5.10% DUE 11/05/98             12,000      12,000
                           5.10% DUE 12/10/98             19,000      19,000
                           5.60% DUE 12/14/98             13,000      13,000
                           6.03% DUE 01/04/99             28,000      28,000
                           6.00% DUE 03/12/99             34,700      34,700
                           5.05% DUE 04/19/99             10,000      10,000
                           5.10% DUE 05/07/99             24,000      24,000
                           6.10% DUE 05/19/99             23,000      23,000
                           6.10% DUE 06/29/99             26,000      26,000
                           6.10% DUE 07/05/99             17,000      17,000
                           5.60% DUE 07/27/99             15,400      15,400
                           6.10% DUE 08/31/99             16,700      16,700
                           6.10% DUE 09/14/99             22,000      22,000


PEOPLES STOCK FUND EB    COMMON/COLLECTIVE TRUST
                           13,799 SHARES                 652,756   1,288,466

PEOPLES SPECIAL STOCK    COMMON/COLLECTIVE TRUST
  FUND EB                  9,904 SHARES                  310,616     416,480

ACORN FUND               REGISTERED INVESTMENT
                           COMPANY
                           19,714.141 SHARES             306,170     334,943

VANGUARD 500 FUND        REGISTERED INVESTMENT
                           COMPANY
                           5,101.162 SHARES              336,771     459,462

PEOPLES BANCORP INC.     COMMON STOCK
                           129,821 SHARES              1,830,904   5,420,027

LOANS TO PARTICIPANTS    VARIED TERMS THROUGH 2002
                           VARIED INTEREST RATES
                           FROM 8.0% - 11.0%                   0     143,618
                                                      ----------  ----------
  TOTAL INVESTMENTS                                   $3,902,121  $8,459,600
                                                      ==========  ==========


PART II
=======
Schedule of Assets Held for Investment Purposes That Were Both Acquired And Disposed of Within The Plan Year - See Form 5500, Items 27a.

        NONE


PART III
========
Schedule of Loans or Fixed Income Obligations - See Form 5500, Item 27b

        NONE


PART IV
=======
Schedule of Leases in Default or Classified as Uncollectible -
Form 5500, Item 27c.

        NONE


PART V
======
Schedule of Reportable Transactions - See Form 5500, Line 27d.



                Description of
                asset (include                                    Expense               Current Value
 Identity of   interest rate and                                 incurred                of asset on
    party      maturity in case   Purchase    Selling   Lease      with       Cost of    transaction   Net gain
  involved        of a loan)        price      price    rental  transaction    asset        date       or (loss)
-------------  -----------------  ---------  ---------  ------  -----------  ---------  -------------  ---------
FIDELITY U.S.  MONEY MARKET FUND
 TREASURY
 INCOME        NUMBER OF
 PORTFOLIO      PURCHASES 278     1,526,200                         0                     1,526,200
 FUND          NUMBER OF
                SALES 167                    1,526,700              0        1,526,700    1,526,700        0

PEOPLES        COMMON STOCK
 BANCORP INC.
               NUMBER OF
                PURCHASES 20        360,810                         0                       360,810
               NUMBER OF
                SALES 4                         42,149              0           32,452       42,149       9,697




PART VI
=======
Schedule of Nonexempt Transactions - See Form 5500, Item 27e.

        NONE


PART VII
========
Schedule of Nonexempt Transactions - See Form 5500, Item 27f.

        NONE



                         PEOPLES BANCORP INC.
                       RETIREMENT SAVINGS PLAN
                      ANNUAL REPORT ON FORM 11-K
                 FOR FISCAL YEAR ENDED DECEMBER 31, 1997


                           INDEX TO EXHIBITS

     Exhibit No.          Description                    Page No.

     1                    Consent of Harman, Mallory,       21
                          & Ice, A.C.
                          Independent Auditors



                      CONSENT OF INDEPENDENT AUDITORS



To the Plan Administrative Committee
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


        We consent to incorporation by reference of our report dated March 30, 1998 relating to the statements of net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for the years then ended, which appears in Peoples Bancorp Inc.'s Form
11K for 1997.

                              /s/ HARMAN, THOMPSON, MALLORY & ICE, A.C.
                                  Harman, Thompson, Mallory & Ice, A.C.
                                  Independent Auditors


Parkersburg, West Virginia
July 8, 1998